January 25, 2007

Mail Stop 4561

S. James Miller, Jr.
Chief Executive Officer
ImageWare Systems, Inc.
100883 Thornmint Road
San Diego, CA 92127

> **RE:** **ImageWare Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2006**
> **File number 333-139735**
>
> **Forms 10-KSB and 10-KSB/A for the year ended December 31, 2005**
> **Filed April 17, 2006 and May 1, 2006**
> **File number 0-15757**

Dear Mr. Miller:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Where you can find More Information, page 22

1. Please note that the historical filings you must incorporate under paragraph (a) of Item 12 do not include filings under Section 14. Accordingly, the reference to your proxy statements under subsection (6) should be removed.

Item 17. Undertakings, page II-2

2. It appears as though your registration statement includes the undertakings required for registrants relying on Rule 430B. However, it does not appear that Imageware may rely on Rule 430B because it is not a primary shelf eligible issuer. Please advise of the basis for your belief that Imageware may rely on Rule 430B or revise to disclose the undertaking required by registrants subject to Rule 430C. Also, we note that you provide the undertaking set forth under 512(a)(6) of Regulation S-K. In view of the fact that this does not appear to be an initial distribution of securities, please tell us why you have included this undertaking in your registration statement or remove this disclosure.

Signatures, page II-4

3. It does not appear that the registration statement has been signed by Imageware's Controller or principal accounting officer. Please revise. See Instruction 1 to the "Signatures" section to Form S-3.

Forms 10-KSB and 10-KSB/A
Item 8A. Controls and Procedures, page 28

4. We note that your disclosure controls and procedures were effective "to ensure that information required to be disclosed in the reports that [you] file under the Securities Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Commission's rule and forms." However, Item 307 requires that your chief executive officer and chief financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 and 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and chief financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. For example, your disclosure does not state that the required information is "accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Accordingly, please advise whether your disclosure controls and procedures were effective pursuant to the precise definition set forth by paragraph (e) of 13a-15 and 15d-15 as of the quarter ended December 31, 2005. Also, confirm that your management will evaluate the effectiveness of your disclosure controls and procedures based on the entire definition set forth by paragraph (e) of 13a-15 and 15d-15 in all future applicable reports.

****

As appropriate, please amend your registration statement in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853, Jeffrey Werbitt, the Senior Counsel, at (202) 551-3456 or me at (202) 551- 3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Carl Sanchez
        Paul, Hastings, Janofsky & Walker, LLP
        3579 Valley Centre Drive
        San Diego, CA 92130
        Facsimile no. (858) 720-2555